January 24, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (310) 712-8800

Mr. David R. Brown
Chief Financial Officer
First California Financial Group, Inc.
1880 Century Park East – Suite 800
Los Angeles, California 90067

> **Re: First California Financial Group, Inc.**
> **Amendment Number Two to Registration Statement on Form S-4**
> **Filed on January 11, 2007**
> **File Number 333-138161**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure for Items 402, 402 and 407 of Regulation S-K for the fiscal year ended December 31, 2006. Please refer to Release No. 33-8732A on *Executive Compensation and Related Disclosure* adopted on July 26, 2006 and *Executive Compensation and Related Person Disclosure Transition Questions and Answers* at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf.

Comparison of Rights of Holders of Common Stock, page 211

2. You are required to describe the material differences between the securities surrendered and the securities offered. See Item 4 of Form S-4. Please delete the third paragraph, which appears not to honor that obligation.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Amanda Roberts at (202) 551-3417 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067